Mail Stop 3561

August 23, 2006

Lawrence R. Samuels
Chief Financial Officer
UTi Worldwide, Inc.
c/o UTi, Services, Inc.
19500 Rancho Way, Suite 116
Rancho Dominguez, CA 90220

> **Re: UTi Worldwide, Inc.**
> **File No. 000-31869**
> **Form 10-K: For the Fiscal Year Ended January 31, 2006**

Dear Mr. Samuels:

We have reviewed your July 31, 2006 correspondence and have the following comments. We ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Note 2: Acquisitions, page F-14

1.   In your fiscal 2002 Form 20-F you disclosed that the initial consideration for the acquisition of Grupo SLi & Union S.L. (both referred to as "SLi") was approximately $8.6 million. In your fiscal 2003 Form 20-F you disclosed the existence of a second initial cash payment, increasing the price of the acquisition to $13.1 million. Please explain to us the reason for the difference between the 2002 and 2003 filings.

2.   In your fiscal 2002 Form 20-F you disclosed that the earn-out payments attributable to SLi are estimated to be between $3.0 million and $4.0 million for each of the four years. Please explain to us the reason for the variation between your estimated amounts and the actual amounts that were paid under the agreement. For instance, we note the fiscal 2006 payment was $30.3 million and the fiscal 2005 payment was $13.1 million.

3.   Please provide us the asset purchase and employment agreements relating to the acquisition of SLi.

4.   Please provide us your evaluation of the SLi contingent consideration agreement relative to the factors in EITF 95-8.

5.   Please provide us an analysis of the how each payment made under the SLi contingent consideration agreement was calculated. As part of your response, include any relevant financial statements.

6.   Please explain to us why the "fourth" and final earn-out payment to the sellers of SLi was made in June 2005 when the earn-out period is scheduled to run through January 31, 2006. In addition, explain to us why a fourth earn-out payment was made in fiscal 2006 when the first annual earn-out payment of $5.817 million was not made to the sellers of SLi until fiscal 2004, as disclosed on page F-15 of your fiscal 2004 Form 10-K.

7.   Please quantify for us the amount of individual compensation paid to Carlos Escario Pascual, each of his brothers, and any other former shareholders of SLi, for their services rendered to UTi and its subsidiaries for each year since your acquired SLi. In addition, tell us how their compensation was recorded in your financial statements.

8.   Please explain to us why you have not recorded the portion of the contingent payment payable to the former shareholders of the Super Freight Limited acquisition that is forfeitable as compensation expense. According to EITF 95-8, "a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for postcombination services."

9.   Please provide us an analysis of each of the factors in EITF 95-8 relative to the contingent payment agreement of the Concentrek acquisition in support of your accounting for the contingent payments.

10.   Please provide us both your determination of fair value and the analysis prepared by an independent third-party valuation firm, as referred to in the final paragraph of your response to prior comment 5.

        You may contact Patrick Kuhn at 202-551-3308 or the undersigned at 202-551-3812 with any questions.

                                                Sincerely,

                                                Michael Fay
                                                Branch Chief